

June 30, 2011

Via E-mail
Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

> **Re: Bally Technologies, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed August 26, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-31558**

Dear Mr. Haddrill:

We have reviewed your letter dated June 14, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 31, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Accounts and Notes Receivable, Allowance for Doubtful Accounts and Credit Quality of Financing Receivables, page 10

1.   From your response to prior comment 1, we note that the aging of receivables is your primary credit quality indicator and that slowing payment trends may be an indication of

a customer's deteriorating financial condition. As it appears that past due balances are used to assess the credit quality of an account, tell us what consideration you gave to segregating your presentation of the aging of receivables into customer accounts that have past due balances and those accounts that are all current. Refer to ASC 310-10-50-29(b).

2.   As noted from your response to prior comment 1, since aging of receivables is your primary credit quality indicator, please tell us whether the aging categories are determined based on the original payment terms. Explain how you consider any modification to payment terms in your aging analysis. In addition, consider discussing how partial payments of account balances are applied to your aging categories of receivables.

Revenue recognition, page 13

3.   We note your proposed revised disclosure in response to prior comment 3. You state that fees are allocated to all units of accounting based on their relative selling price. In arrangements that include more than one software deliverable, the portion of the arrangement consideration should be allocated to those software deliverables as a group, separately from each non-software deliverable. Those software deliverables would then be further subject to separation and allocation based on software revenue recognition guidance. Tell us how your accounting complies with ASC 985-605-25-10(f).

4.   In your proposed revised disclosure in response to comment 2 in your letter dated April 26, 2011 you identify which deliverables you use VSOE and ESP for in allocating the arrangement fee. You should further explain how you allocate the arrangement fee to each of your deliverables first pursuant to ASC 605-25-30-2 and then following ASC 985. For example, if true, explain that you use ESP for software deliverables as a group in perpetual software license arrangements in determining the relative selling price, and then use the residual method under ASC 985-605-25-10(e).

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief